

May 5, 2010

Via Mail and Facsimile (763-764-7384)

Donal L. Mulligan
Executive Vice President and Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426

> **Re: General Mills, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2009**
> **Filed July 13, 2009**
> **File No. 1-01185**
> **Response Letter Filed April 15, 2010**

Dear Mr. Mulligan:

We refer you to our comment letter dated March 18, 2010 regarding business contacts with Iran, Syria and Cuba. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance